EX-99.1

[Investment Partners Asset Management Letterhead]

January 23, 2013

Board of Managers
Constellation Energy Partners
1801 Main Street
Houston, Texas 77002

Re:           Follow-up to Meeting with Board of Managers and Annual Meeting of Unit-holders

Dear Sirs,

Thank you for taking the time to discuss my concerns regarding Constellation Energy Partners (CEP) in our meeting on December 13, 2012 and at the annual meeting of unit-holders on December 14, 2012.

As you are aware, CEP units currently trade at a substantial discount to stated book value and at present there are no cash distributions paid to investors.  In our meeting, all of the board members, including the PostRock representatives, stated that they were interested in enhancing market value for unit-holders and ultimately paying distributions (CEP’s primary business objective).  You also indicated that you would entertain outside proposals to accomplish these goals and objectives.

To that end, and as stated in previous letters to the board, we may soon contact investment bankers, financial professionals, consultants, or other energy-industry specialists, asking them to propose strategies to unlock value for common unit-holders and/or reinstate distributions.  Some of those tactics may include, among other things, arranging for alternative methods of financing, suggesting cost-cutting methods, merging CEP, or even seeking to acquire the entire company.   We agreed that CEP’s Chairman, Richard Langdon, would be the contact person on the board to discuss such proposals, and therefore I will advise any professionals described above to contact him directly.

Finally, I trust that you noticed the fact that while the current independent board members ran uncontested for re-election at the recent annual meeting of unit-holders, only about 5.8 million units voted for the current independent directors while approximately 10.7 million units withheld votes.  We hope you recognize this as a significant call for the board to re-evaluate CEP’s management and direction.  It is time for the board of managers (as fiduciaries with undivided loyalty to all unit-holders) to consider and pursue alternate strategies – particularly in light of the units’ long-term performance.  No board member or management team member should block such strategies to the degree they can create value for all investors and/or permit CEP to achieve its primary business objective.

Regards,

/s/Gregg Abella
Gregg Abella

CC	John Baker, Esq. – Stradley Ronon Stevens & Young
Steve Grygiel, Esq. – Keefe Bartels